Offering Statement for Agtools Inc

(“Agtools,” “we,” “our,” or the “Company”)

This document is generated by a website that is operated by Netcapital Systems LLC ("Netcapital"), which is not a registered broker-dealer. Netcapital does not give investment advice, endorsement, analysis or recommendations with respect to any securities. All securities listed here are being offered by, and all information included in this document are the responsibility of, the applicable issuer of such securities. Netcapital has not taken any steps to verify the adequacy, accuracy or completeness of any information. Neither Netcapital nor any of its officers, directors, agents and employees makes any warranty, express or implied, of any kind whatsoever related to the adequacy, accuracy or completeness of any information in this document or the use of information in this document.

All Regulation CF offerings are conducted through Netcapital Funding Portal Inc. ("Portal"), an affiliate of Netcapital, and a FINRA/SEC registered funding-portal. For inquiries related to Regulation CF securities activity, contact Netcapital Funding Portal Inc.:

Paul Riss:	paul@netcapital.com

Netcapital and Portal do not make investment recommendations and no communication, through this website or in any other medium, should be construed as a recommendation for any security offered on or off this investment platform. Equity crowdfunding investments in private placements, Regulation A, D and CF offerings, and start-up investments in particular are speculative and involve a high degree of risk and those investors who cannot afford to lose their entire investment should not invest in start-ups. Companies seeking startup investments through equity crowdfunding tend to be in earlier stages of development and their business model, products and services may not yet be fully developed, operational or tested in the public marketplace. There is no guarantee that the stated valuation and other terms are accurate or in agreement with the market or industry valuations. Additionally, investors may receive illiquid and/or restricted stock that may be subject to holding period requirements and/or liquidity concerns. In the most sensible investment strategy for start-up investing, start-ups should only be part of your overall investment portfolio. Further, the start-up portion of your portfolio may include a balanced portfolio of different start-ups. Investments in startups are highly illiquid and those investors who cannot hold an investment for the long term (at least 5-7 years) should not invest.

The information contained herein includes forward-looking statements. These statements relate to future events or to future financial performance, and involve known and unknown risks, uncertainties, and other factors, that may cause actual results to be materially different from any future results, levels of activity, performance, or achievements expressed or implied by these forward-looking statements. You should not place undue reliance on forward-looking statements since they involve known and unknown risks, uncertainties, and other factors, which are, in some cases, beyond the company’s control and which could, and likely will, materially affect actual results, levels of activity, performance, or achievements. Any forward-looking statement reflects the current views with respect to future events and is subject to these and other risks, uncertainties, and assumptions relating to operations, results of operations, growth strategy, and liquidity. No obligation exists to publicly update or revise these forward-looking statements for any reason, or to update the reasons actual results could differ materially from those anticipated in these forward-looking statements, even if new information becomes available in the future.

The Company

1. **What is the name of the issuer?**

   Agtools Inc

   8502 East Chapman Avenue
   137
   Orange, CA 92869

Eligibility

2. **The following are true for Agtools Inc:**

   - Organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.
   - Not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.
   - Not an investment company registered or required to be registered under the Investment Company Act of 1940.
   - Not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding. (For more information about these disqualifications, see Question 30 of this Question and Answer format).
   - Has filed with the Commission and provided to investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this offering statement (or for such shorter period that the issuer was required to file such reports).
   - Not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.

3. **Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding?**

   No.

Directors, Officers and Promoters of the Company

4. **The following individuals (or entities) represent the company as a director, officer or promoter of the offering:**

   Name
   Martha Montoya

   Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Start Date	End Date	Company	Position / Title
01/01/2018	01/01/2018	Agtools	CEO

   UC Davis Food, Ag & Health Entrepreneurship Stanford University - Scaling Businesses University of Chicago - Financial Tuck School of Business at Dartmouth - Entrepreneurship Universidad La Salle – Bogotá - Colombia - Chemistry/Biology Pontificia Universidad Javeriana – Bogotá - Colombia -

Chemistry/Biology/Psychology Appointed to serve on the Board of International Food Technologists, Department of Commerce Export Council and have served on the Board of the California Department of Food and Agriculture, Advisory Boards for Fortune 100 corporations, World Trade Center Los Angeles Region, Executive Board of United States Hispanic Chambers of Commerce, Hispanic Association of Corporate Responsibility (HACR), and several additional boards. Through her career in international trade, she developed a strong background in areas such as telecommunications, IT, defense, ultimately focusing on food and agriculture. Her travels to various countries have taught her valuable lessons on cultural sensitivity, business practices, and negotiation skills. Delivering projects that benefited both suppliers and customers across four continents - including Europe, Asia, Russia, and the United States - has helped her develop the ability to adapt and remain patient while achieving results. These experiences have included setting up production lines across several industries and different customers, with a commitment to sustainability while delivering excellent product quality and attention to the environment and social issues throughout the delivery process. LinkedIn: https://www.linkedin.com/in/marthamontoya1/

Name
Charles Harrison

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Start Date	End Date	Company	Position / Title
01/01/2019	Present	Agtools Inc	CFO/EVPE

• Thunderbird School of Global Management MBA, International Management • University of North Carolina at Chapel Hill BA, Economics, Intl. Relations International business development leader skilled at market entry planning and execution crossing multiple industries and marketplaces including most recently the Agricultural industry in North America. Experienced in P/L responsibility and leading teams by inspiration and example. Skilled strategist in taking startup ventures and executing to increase revenue and meet performance metrics. Entrepreneur experienced with major brands including Hilton, CIRSA, Marriott, Wyndham, Boeing and Del Mar Medical. Lived and worked in Europe, Latin America and USA. Thunderbird MBA, fluent in Spanish and Portuguese. Experienced at C Level requirements while collaborating at all levels to ensure team integration, customer service, development, quality, and delivery. LinkedIn:https://www.linkedin.com/in/charlesharrison1/

Principal Security Holders

5. **Provide the name and ownership level of each person, as of the most recent practicable date, who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power. To calculate total voting power, include all securities for which the person directly or indirectly has or shares the voting power, which includes the power to vote or to direct the voting of such securities. If the person has the right to acquire voting power of such securities within 60 days, including through the exercise of any option, warrant or right, the conversion of a security, or other arrangement, or if securities are held by a member of the family, through corporations or partnerships, or otherwise in a manner that would allow a person to direct or control the voting of the securities (or share in such direction or control — as, for example, a co-trustee) they should be included as being "beneficially owned." You should include an explanation of these circumstances in a footnote to the "Number of and Class of Securities Now Held." To calculate outstanding voting equity securities, assume all outstanding options are exercised and all outstanding convertible securities converted.**

Martha Montoya

Securities:	5,100,000
Class:	Common stock
Voting Power:	32.0%

Al Limaye (By way of Red Oak Innovations Inc.)

Securities:	3,778,390
Class:	Common stock
Voting Power:	24.0%

Business and Anticipated Business Plan

6. **Describe in detail the business of the issuer and the anticipated business plan of the issuer.**

Agtools provides real-time market data on over 500 commodities (Fruits, Vegetables, Nuts, Herbs and Plants), empowering traders, financial institutions, farmers, and every player in the Agriculture & Food Supply Chain (AFSC) to make informed decisions. The AFSC poses significant challenges due to its complex and fragmented ecosystem, where the lack of reliable global market intelligence, coupled with limited integration of deep science insights, hampers businesses' ability to offer effective products and services that meet the evolving needs of the entire supply chain. Our platform leverages real-time access to accurate, objective, and trusted data, including advanced scientific insights, to enhance risk management, improve decision-making, and drive sustainability across the entire supply chain. By providing actionable insights, we enable farmers to optimize crop yields, traders to make informed decisions, financial institutions to manage risks, and governments to implement policies that support sustainable agriculture practices. At the heart of Agtools' platform is our advanced analytics engine, which combines multiple market variables with its advanced scientific-trained neural networks to analyze complex datasets with unprecedented precision. This enables us to identify subtle issues that may impact production costs and marketability, providing critical insights for businesses to make informed decisions. Our platform also incorporates cognitive computing techniques, such as natural language processing (NLP) and machine learning algorithms, to analyze vast amounts of data and provide meaningful recommendations. Our Advanced Sustainability Knowledge System (ASKS) curates a full value chain prism for each studied commodity, providing a comprehensive understanding of the entire supply chain. Meanwhile, our Advanced Phase Expert System (APExS) rigorously phenological research reconciles myriad intractable extrinsic facets influencing said commodities, ensuring that no critical information is missed. Our platform also incorporates neuroscience principles to analyze human behavior and decision-making patterns in the context of food supply chain management. We've applied TRIZ problem-solving principles to the field of supply chain, identifying the top 76 variables impacting positively risk mitigation across 23 industries. Our patented algorithms are built on different crops, varieties, climates, microclimates, and other variables, utilizing proprietary language to update the data every 15 seconds across all commodities at 1 billion transactions per second. Agtools also incorporates word mining and sequential-to-dimensional data, placing billions of records within context to different stakeholders. This means providing structured, unstructured, and word mining data to farmers, shippers, and retail buyers, who are the main actors making vital daily decisions involving food supply.. Furthermore, our platform incorporates neuro-inspired algorithms, such as swarm intelligence and multi-agent systems, to analyze complex networks and identify optimal solutions. Our cognitive computing capabilities also include data mining and predictive analytics, enabling us to forecast market trends and provide critical insights for businesses to make informed decisions. By combining advanced technology with actionable insights, Agtools is empowering businesses to make more informed decisions, drive sustainability, and improve profitability across the entire Agriculture & Food

Supply Chain. Our platform provides a comprehensive solution for supply chain stakeholders, enabling them to access real-time production cycles, trends, and market insights.

Agtools currently has 2 employees.

Risk Factors

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

7. **Material factors that make an investment in Agtools Inc speculative or risky:**
    1. Dependence on Accuracy and Reliability of Agricultural Data AGTools's core value to customers is delivering real-time, accurate, and actionable data on over 500 commodities. Because our platform processes billions of data points across multiple sources, any inaccuracies or delays — whether due to human error, faulty algorithms, or unreliable third-party data — could compromise the integrity of our insights. If our data fails to reflect actual market conditions, customers such as farmers, traders, and financial institutions may make poor decisions about pricing, crop planning, or supply chain logistics. This could result in dissatisfaction, reputational harm, loss of customers, and potential legal claims. Our business relies on trust, and even isolated incidents of inaccurate reporting could materially impact our growth and credibility.
    2. Complexity of Scaling Across a Fragmented Global Supply Chain The agriculture and food supply chain is highly fragmented and varies widely across different regions, climates, and commodity categories. AgTool's platform must integrate diverse datasets, regulatory requirements, and localized practices to deliver accurate global insights. Scaling to meet these demands is operationally complex and requires significant resources. If we fail to maintain consistent quality, coverage, and timeliness as we expand, our customers may lose confidence in our platform's ability to support their decision-making. Furthermore, entering new regions involves challenges such as language barriers, local agricultural practices, and differing technology adoption rates, any of which could slow our growth or increase operational costs.
    3. Intellectual Property and Proprietary Technology Risk AGTool's has invested heavily in developing proprietary algorithms and systems, including our Advanced Sustainability Knowledge System (ASKS) and Advanced Phase Expert System (APExS). Protecting these technologies is essential to maintaining our competitive advantage. However, the rapidly evolving fields of artificial intelligence, machine learning, and cognitive computing are highly competitive, and competitors may attempt to replicate or reverse-engineer our solutions. If we cannot adequately protect our intellectual property, or if competitors develop similar or superior technologies, it may erode our market position. Defending our IP rights may require significant financial and managerial resources, and there is no guarantee of success in every jurisdiction where we operate.
    4. Cybersecurity and Data Privacy Risk Our platform processes sensitive and high-value data, including real-time market information, agricultural production details, and potentially personally identifiable

information (PII) from stakeholders. As such, AGTools could be a target for cyberattacks, data breaches, and other malicious activities. A successful attack on our systems could compromise the integrity, confidentiality, or availability of our data and services, leading to operational disruptions and reputational damage. The agriculture and food supply chain sector is becoming increasingly digitized, making it vulnerable to systemic risks and potential cascading failures caused by cyber incidents. Even with robust security measures in place, no system is entirely immune to sophisticated hacking attempts or insider threats. A significant breach could result in regulatory penalties, customer lawsuits, and the loss of key business relationships. Additionally, our operations may be subject to data protection laws and privacy regulations in various jurisdictions, which could change over time and impose additional compliance costs. Failure to comply with these evolving requirements could expose us to legal liabilities and hinder our ability to operate globally.

5. Exposure to Regulatory and Policy Changes in Global Agriculture AGTools operates at the intersection of agriculture, technology, and global trade. This exposes us to a variety of evolving regulations related to data usage, environmental sustainability, food safety, and cross-border information flows. Changes in government policies, such as trade tariffs or agricultural subsidies, could alter market dynamics in ways that affect the demand for our services. If we fail to comply with new or existing regulations, we may face fines, legal challenges, or restrictions on our ability to operate in certain regions. The complexity and variability of these rules across different countries create an ongoing compliance challenge and add cost to our operations.

6. Scalability and Operational Execution Risk AGTools growth strategy depends on our ability to scale our technology infrastructure, expand our customer base, and maintain a high level of service quality as we grow. Our platform processes billions of transactions per second and updates commodity data every 15 seconds. This requires significant technical resources and robust infrastructure. Any failure to manage this growth effectively could lead to system outages, slow response times, or degraded performance, which would negatively impact customer satisfaction and retention. As we expand into new markets and onboard additional commodities, we will face challenges related to staffing, logistics, and maintaining consistent data quality across diverse regions and supply chains. If our internal processes, management systems, or human resources fail to keep pace with the company's growth, it could result in operational inefficiencies, increased costs, or missed opportunities. Additionally, our future success depends on hiring and retaining highly skilled personnel, particularly in data science, engineering, and agriculture domain expertise. Competition for talent in these areas is intense, and if we cannot attract or retain key employees, our ability to execute our strategic objectives may be compromised.

7. We are highly dependent on the services of our founder. Our future business and results of operations depend in significant part upon the continued contributions of our CEO and founder. If we lose those services or if they fail to perform in their current position, or if we are not able to attract and retain skilled employees in addition to our CEO and the current team, this could adversely affect the development of our business plan and harm our business. In addition, the loss of any other member of the board of directors or executive officers could harm the Company's business, financial condition, cash flow and results of operations.

8. Start-up investing is risky. Investing in early-stage companies is very risky, highly speculative, and should not be made by anyone who cannot afford to lose their entire investment. Unlike an investment in a mature business where there is a track record of revenue and income, the success of a startup or early-stage venture often relies on the development of a new product or service that may or may not find a market. Before investing, you should carefully consider the specific risks and disclosures related to both this offering type and the Company.

9. You may only receive limited disclosure. While the Company must disclose certain information, since the Company is at an early-stage they may only be able to provide limited information about its business plan and operations because it does not have fully developed operations or a long history. The Company may also only be obligated to file information periodically regarding its business, including financial statements. A publicly listed company, in contrast, is required to file annual and quarterly reports and promptly disclose certain events — through continuing disclosure that you can use to evaluate the status of your investment.

10. *The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.*

    You should not rely on the fact that our Form C, and if applicable Form D is accessible through the U.S. Securities and Exchange Commission's EDGAR filing system as an approval, endorsement or guarantee of compliance as it relates to this Offering.

11. *Neither the Offering nor the Securities have been registered under federal or state securities laws, leading to an absence of certain regulation applicable to the Company.*

    The securities being offered have not been registered under the Securities Act of 1933 (the "Securities Act"), in reliance on exemptive provisions of the Securities Act. Similar reliance has been placed on apparently available exemptions from securities registration or qualification requirements under applicable state securities laws. No assurance can be given that any offering currently qualifies or will continue to qualify under one or more of such exemptive provisions due to, among other things, the adequacy of disclosure and the manner of distribution, the existence of similar offerings in the past or in the future, or a change of any securities law or regulation that has retroactive effect. If, and to the extent that, claims or suits for rescission are brought and successfully concluded for failure to register any offering or other offerings or for acts or omissions constituting offenses under the Securities Act, the Securities Exchange Act of 1934, or applicable state securities laws, the Company could be materially adversely affected, jeopardizing the Company's ability to operate successfully. Furthermore, the human and capital resources of the Company could be adversely affected by the need to defend actions under these laws, even if the Company is ultimately successful in its defense.

12. *The Company has the right to extend the Offering Deadline, conduct multiple closings, or end the Offering early.*

    The Company may extend the Offering Deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Minimum Amount even after the Offering Deadline stated herein is reached. While you have the right to cancel your investment up to 48 hours before an Offering Deadline, if you choose to not cancel your investment, your investment will not be accruing interest during this time and will simply be held until such time as the new Offering Deadline is reached without the Company receiving the Minimum Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Minimum Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after release of such funds to the Company, the Securities will be issued and distributed to you. If the Company reaches the target offering amount prior to the Offering Deadline, they may conduct the first of multiple closings of the Offering prior to the Offering Deadline, provided that the Company gives notice to the investors of the closing at least five business days prior to the closing (absent a material change that would require an extension of the Offering and reconfirmation of the investment commitment). Thereafter, the Company may conduct additional closings until the Offering Deadline. The Company may also end the Offering early; if the Offering reaches its target offering amount after 21-calendar days but before the deadline, the Company can end the Offering with 5 business days' notice. This means your failure to participate in the Offering in a timely manner, may prevent you from being able to participate – it also means the Company may limit the amount of capital it can raise during the Offering by ending it early.

13. *The Company's management may have broad discretion in how the Company uses the net proceeds of the Offering.*

    Despite that the Company has agreed to a specific use of the proceeds from the Offering, the Company's management will have considerable discretion over the allocation of proceeds from the

Offering. You may not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately.

14. *The Securities issued by the Company will not be freely tradable until one year from the initial purchase date. Although the Securities may be tradable under federal securities law, state securities regulations may apply, and each Investor should consult with his or her attorney.*

    You should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for the Securities. Because the Securities offered in this Offering have not been registered under the Securities Act or under the securities laws of any state or non-United States jurisdiction, the Securities have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be affected. Limitations on the transfer of the shares of Securities may also adversely affect the price that you might be able to obtain for the shares of Securities in a private sale. Investors should be aware of the long-term nature of their investment in the Company. Investors in this Offering will be required to represent that they are purchasing the Securities for their own account, for investment purposes and not with a view to resale or distribution thereof.

15. *Investors will not be entitled to any inspection or information rights other than those required by Regulation CF.*

    Investors will not have the right to inspect the books and records of the Company or to receive financial or other information from the Company, other than as required by Regulation CF. Other security holders of the Company may have such rights. Regulation CF requires only the provision of an annual report on Form C and no additional information – there are numerous methods by which the Company can terminate annual report obligations, resulting in no information rights, contractual, statutory or otherwise, owed to Investors. This lack of information could put Investors at a disadvantage in general and with respect to other security holders.

16. *The shares of Securities acquired upon the Offering may be significantly diluted as a consequence of subsequent financings.*

    Company equity securities will be subject to dilution. Company intends to issue additional equity to future employees and third-party financing sources in amounts that are uncertain at this time, and as a consequence, holders of Securities will be subject to dilution in an unpredictable amount. Such dilution may reduce the purchaser's economic interests in the Company.

17. The amount of additional financing needed by Company will depend upon several contingencies not foreseen at the time of this Offering. Each such round of financing (whether from the Company or other investors) is typically intended to provide the Company with enough capital to reach the next major corporate milestone. If the funds are not sufficient, Company may have to raise additional capital at a price unfavorable to the existing investors. The availability of capital is at least partially a function of capital market conditions that are beyond the control of the Company. There can be no assurance that the Company will be able to predict accurately the future capital requirements necessary for success or that additional funds will be available from any source. Failure to obtain such financing on favorable terms could dilute or otherwise severely impair the value of the investor's Company securities.

18. *There is no present public market for these Securities and we have arbitrarily set the price.*

    The offering price was not established in a competitive market. We have arbitrarily set the price of the Securities with reference to the general status of the securities market and other relevant factors. The Offering price for the Securities should not be considered an indication of the actual value of the

Securities and is not based on our net worth or prior earnings. We cannot assure you that the Securities could be resold by you at the Offering price or at any other price.

19. In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Investor is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

20. THE SECURITIES OFFERED INVOLVE A HIGH DEGREE OF RISK AND MAY RESULT IN THE LOSS OF YOUR ENTIRE INVESTMENT. ANY PERSON CONSIDERING THE PURCHASE OF THESE SECURITIES SHOULD BE AWARE OF THESE AND OTHER FACTORS SET FORTH IN THIS OFFERING STATEMENT AND SHOULD CONSULT WITH HIS OR HER LEGAL, TAX AND FINANCIAL ADVISORS PRIOR TO MAKING AN INVESTMENT IN THE SECURITIES. THE SECURITIES SHOULD ONLY BE PURCHASED BY PERSONS WHO CAN AFFORD TO LOSE ALL OF THEIR INVESTMENT.

The Offering

Agtools Inc ("Company") is offering securities under Regulation CF, through Netcapital Funding Portal Inc. ("Portal"). Portal is a FINRA/SEC registered funding portal and will receive cash compensation equal to 4.9% of the value of the securities sold through Regulation CF. Investments made under Regulation CF involve a high degree of risk and those investors who cannot afford to lose their entire investment should not invest.

The Company plans to raise between $10,000 and $1,235,000 through an offering under Regulation CF. Specifically, if we reach the target offering amount of $10,000, we may conduct the first of multiple or rolling closings of the offering early if we provide notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). Oversubscriptions will be allocated on a first come, first served basis. Changes to the offering, material or otherwise, occurring after a closing, will only impact investments which have yet to be closed.

In the event The Company fails to reach the offering target of $10,000, any investments made under the offering will be cancelled and the investment funds will be returned to the investor.

8. **What is the purpose of this offering?**

With the investment provided by investors, we will prioritize scaling up our support for our existing customers, focusing on sustaining their growth and driving ARR expansion. By enhancing our information technology and data science capabilities, we will be able to deliver more value-added services that meet the evolving needs of our clients, while also improving operational efficiency and reducing costs. This proactive approach will help us to enhance our market position and further establish ourselves as a trusted partner for our customers. To complement this growth strategy, we will also focus on expanding our sales efforts into existing verticals where our model has been proven successful. By scaling up our operations in these existing markets, we will be able to capitalize on the established reputation of our brand and deliver similar value propositions to new customers. This targeted approach will enable us to accelerate revenue growth while minimizing the risks associated with entering new markets. Furthermore, to ensure seamless execution of this strategy, we plan to bring on board a dedicated Operations Manager to oversee daily operations, manage key performance indicators, and ensure that all initiatives align with our overall growth objectives.

9. **How does the issuer intend to use the proceeds of this offering?**

Uses	If Target Offering Amount Sold	If Maximum Amount Sold
Intermediary Fees	$490	$60,515
Product Development	$1,000	$120,000
Marketing and Sales	$3,000	$360,000
Engineering CompensationExpense name	$2,000	$240,000
Working Capital	$1,500	$180,000
Tech Infrastructure	$1,000	$153,285
Partnerships CoSellersense name	$1,010	$121,200
Total Use of Proceeds	**$10,000**	**$1,235,000**

10. **How will the issuer complete the transaction and deliver securities to the investors?**

In entering into an agreement on the Netcapital Funding Portal to purchase securities, both investors and Agtools Inc must agree that a transfer agent, which keeps records of our outstanding Common stock (the "Securities"), will issue digital Securities in the investor's name (a paper certificate will not be printed). Similar to other online investment accounts, the transfer agent will give investors access to a web site to see the number of Securities that they own in our company. These Securities will be issued to investors after the deadline date for investing has passed, as long as the targeted offering amount has been reached. The transfer agent will record the issuance when we have received the purchase proceeds from the escrow agent who is holding your investment commitment.

11. **How can an investor cancel an investment commitment?**

You may cancel an investment commitment for any reason until 48 hours prior to the deadline identified in the offering by logging in to your account with Netcapital, browsing to the Investments screen, and clicking to cancel your investment commitment. Netcapital will notify investors when the target offering amount has been met. If the issuer reaches the target offering amount prior to the deadline identified in the offering materials, it may close the offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). If an investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment. If an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be cancelled and the committed funds will be returned.

12. **Can the Company perform multiple closings or rolling closings for the offering?**

If we reach the target offering amount prior to the offering deadline, we may conduct the first of multiple closings of the offering early, if we provide notice about the new offering deadline at least five business days prior (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). Thereafter, we may conduct additional closings until the offering deadline. We will issue Securities in connection with each closing. Oversubscriptions will be allocated on a first come, first served basis. Changes to the offering, material or otherwise, occurring after a closing, will only impact investments which have yet to be closed.

Ownership and Capital Structure

The Offering

13. **Describe the terms of the securities being offered.**

   We are issuing Securities at an offering price of $1 per share.

14. **Do the securities offered have voting rights?**

   The Securities are being issued with voting rights. However, so that the crowdfunding community has the opportunity to act together and cast a vote as a group when a voting matter arises, a record owner will cast your vote for you. Please refer to the record owner agreement that you sign before your purchase is complete.

15. **Are there any limitations on any voting or other rights identified above?**

   You are giving your voting rights to the record owner, who will vote the Securities on behalf of all investors who purchased Securities on the Netcapital crowdfunding portal.

16. **How may the terms of the securities being offered be modified?**

   Any provision of the terms of the Securities being offered may be amended, waived or modified by written consent of the majority owner(s) of the Company. We may choose to modify the terms of the Securities before the offering is completed. However, if the terms are modified, and we deem it to be a material change, we need to contact you and you will be given the opportunity to reconfirm your investment. Your reconfirmation must be completed within five business days of receipt of the notice of a material change, and if you do not reconfirm, your investment will be canceled and your money will be returned to you.

Restrictions on Transfer of the Securities Offered

The securities being offered may not be transferred by any purchaser of such securities during the one-year period beginning when the securities were issued, unless such securities are transferred:

- to the issuer;
- to an accredited investor;
- as part of an offering registered with the U.S. Securities and Exchange Commission; or
- to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

   The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person.
   The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

Description of Issuer's Securities

17. **What other securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.**

Securities

Class of Security	Amount Authorized	Amount Outstanding	Voting Rights	Other Rights
Common stock	21,634,931	9,748,745	Yes	
Series Seed Preferred Stock	2,317,034	2,317,034	Yes	Can convert to common stock at a 1.0096930533117932148626817 45 : 1 Ratio; Liquidation Preference
Series Seed-2 Preferred Stock	4,977,253	1,882,775	Yes	Can convert to common stock at a 1 : 1 Ratio; Liquidation Preference
Series Seed-3 Preferred Stock	1,441,818	1,441,818	Yes	Can convert to common stock at a 1 : 1 Ratio; Liquidation Preference
Series Seed-4 Preferred Stock	130,157	130,157	Yes	Can convert to common stock at a 1 : 1 Ratio; Liquidation Preference
Series Seed-5 Preferred Stock	272,866	272,866	Yes	Can convert to common stock at a 1 : 1 Ratio; Liquidation Preference

Options, Warrants and Other Rights

Type	Description	Reserved Securities
Warrant		327,450
2020 Equity Incentive plan		2,112,000

18. **How may the rights of the securities being offered be materially limited, diluted or qualified by the rights of any other class of securities?**

    The existing convertible debt is subject to conversion into equity under certain circumstances, and if they convert you will be diluted by that conversion.

19. **Are there any differences not reflected above between the securities being offered and each other class of security of the issuer?**

    The Company has granted a perpetual waiver of the transfer restrictions listed in the bylaws of the Company for all Securities sold in this Offering.

20. **How could the exercise of rights held by the principal owners identified in Question 5 above affect the purchasers of Securities being offered?**

    The Company’s bylaws can be amended by the shareholders of the Company, and directors can be added or removed by shareholder vote. As minority owners, you are subject to the decisions made by the majority owners. The issued and outstanding common stock gives management voting control of the Company. As a

minority owner, you may be outvoted on issues that impact your investment, such as the issuance of additional shares, or the sale of debt, convertible debt or assets of the Company.

21. **How are the securities being offered being valued? Include examples of methods for how such securities may be valued by the issuer in the future, including during subsequent corporate actions.**

The Comparable Company Analysis was one of the methods used to determine Agtools' valuation. This involved comparing Agtools to other early-stage companies in the data industry, such as Granular, to establish a reasonable market value. Additionally, the Venture Capital Method was utilized, as recent investments in the company by venture capital firms have been based on a pre-money valuation cap of $15 million.

22. **What are the risks to purchasers of the securities relating to minority ownership in the issuer?**

As the holder of a majority of the voting rights in the Company, our majority shareholders may make decisions with which you disagree, or that negatively affect the value of your investment in the Company, and you will have no recourse to change those decisions. Your interests may conflict with the interests of other investors, and there is no guarantee that the Company will develop in a way that is advantageous to you. For example, the majority shareholders may decide to issue additional shares to new investors, sell convertible debt instruments with beneficial conversion features, or make decisions that affect the tax treatment of the Company in ways that may be unfavorable to you. Based on the risks described above, you may lose all or part of your investment in the securities that you purchase, and you may never see positive returns.

23. **What are the risks to purchasers associated with corporate actions including:**
   - **additional issuances of securities,**
   - **issuer repurchases of securities,**
   - **a sale of the issuer or of assets of the issuer or**
   - **transactions with related parties?**

The issuance of additional shares of our common stock will dilute your ownership. As a result, if we achieve profitable operations in the future, our net income per share will be reduced because of dilution, and the market price of our common stock, if there is a market price, could decline as a result of the additional issuances of securities. If we repurchase securities, so that the above risk is mitigated, and there are fewer shares of common stock outstanding, we may not have enough cash available for marketing expenses, growth, or operating expenses to reach our goals. If we do not have enough cash to operate and grow, we anticipate the market price of our stock would decline. A sale of our company or of the assets of our company may result in an entire loss of your investment. We cannot predict the market value of our company or our assets, and the proceeds of a sale may not be cash, but instead, unmarketable securities, or an assumption of liabilities. In addition to the payment of wages and expense reimbursements, we may need to engage in transactions with officers, directors, or affiliates. By acquiring an interest in the Company, you will be deemed to have acknowledged the existence of any such actual or potential related party transactions and waived any claim with respect to any liability arising from a perceived or actual conflict of interest. In some instances, we may deem it necessary to seek a loan from related parties. Such financing may not be available when needed. Even if such financing is available, it may be on terms that are materially averse to your interests with respect to dilution of book value, dividend preferences, liquidation preferences, or other terms. No assurance can be given that such funds will be available or, if available, will be on commercially reasonable terms satisfactory to us. If we are unable to obtain financing on reasonable terms, we could be forced to discontinue our operations. We anticipate that any transactions with related parties will be vetted and approved by executives(s) unaffiliated with the related parties.

24. **Describe the material terms of any indebtedness of the issuer:**

   Creditor(s):   Reinventure Capital

Amount Outstanding:	$250,000
Interest Rate:	10.0%
Maturity Date:	August 22, 2026
Other Material Terms:	$15 Million Valuation Cap 20% Discount Convertible Note
Creditor(s):	Serra Ventures
Amount Outstanding:	$250,000
Interest Rate:	10.0%
Maturity Date:	August 22, 2026
Other Material Terms:	$15 Million Valuation Cap 20% Discount Convertible Note
Creditor(s):	Wealthing Investments LLCCame
Amount Outstanding:	$25,000
Interest Rate:	10.0%
Maturity Date:	August 18, 2027
Other Material Terms:	Valuation Cap of 15 Million 20% Discount Convertible Note
Creditor(s):	Lustgarten LLC
Amount Outstanding:	$250,000
Interest Rate:	5.0%
Maturity Date:	January 30, 2026
Other Material Terms:	5% per annum Promissory Note Due 30 January 2026
Creditor(s):	Logistic Solution Inc. ("LSI") Entity owned by Red Oak Innovations Inc.
Amount Outstanding:	$100,000
Interest Rate:	9.0%
Maturity Date:	June 30, 2026
Other Material Terms:	Promissory Note
Creditor(s):	Novel Growth Partners
Amount Outstanding:	$56,125
Interest Rate:	12.0%
Maturity Date:	October 18, 2025
Other Material Terms:	1% per month
Creditor(s):	Jaime Maqueda
Amount Outstanding:	$7,000
Interest Rate:	0.0%
Maturity Date:	No Maturity Date
Other Material Terms:	No loan contract in place nor maturity date set.
Creditor(s):	Martha Montoya
Amount Outstanding:	$26,300

Interest Rate:	5.0%
Maturity Date:	December 31, 2025
Other Material Terms:	

25. **What other exempt offerings has Agtools Inc conducted within the past three years?**

Date of Offering:	2023-03-13
Exemption:	Reg. D, Rule 506(b)
Securities Offered:	Preferred Stock
Amount Sold:	$2,300,342
Use of Proceeds:	Research and Development Funding 30% Marketing and Advertising 25% Talent Acquisition and Retention 30% Working Capital 15%

26. **Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12-month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:**
    1. **any director or officer of the issuer;**
    2. **any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;**
    3. **if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or**
    4. **any immediate family member of any of the foregoing persons.**

Yes.

If yes, for each such transaction, disclose the following:

Specified Person	Relationship to Issuer	Nature of Interest in Transaction	Amount of Interest
Martha Montoya	CEO	Line of Credit	$26,300

Financial Condition of the Issuer

27. **Does the issuer have an operating history?**

Yes.

28. **Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources and historical results of operations.**

AGTools Inc. was incorporated on August 28, 2020, in the state of Delaware. The Company's headquarters are located in Orange, California. Agtools Inc. is a data science company providing a SaaS platform that delivers curated market data and realtime forecasts to decision-makers in the global food supply chain. The platform sources extensive data from countries worldwide to support leading retailers, distributors, and restaurant chains in reducing inefficiencies, food waste, and financial risk. The seasoned management team combines deep agricultural, technological, and analytical expertise to enhance decision-making and profitability in the Agri-finance market. In 2024, Agtools directed significant efforts to build additional intellectual property and was issued a US patent in that year for systems and methods of supply chain intelligence. This forward-thinking focus on deep science was done to ensure that future customers would receive more value from the data service. This resulted in a pause in revenue growth, and for the year ended December 31, 2024, it decreased by $334,104 to $203,792, compared to $537,896 reported for the year ended December 31, 2023. Cost of goods sold for the year ended December 31, 2024 decreased by $26,327 to $67,260, as compared to $93,587 reported for the year ended December 31, 2023. Gross profit for the year ended December 31, 2024 decreased by $307,777 to $136,532, as compared to gross profit of $444,309 reported for the year ended December 31, 2023. Operating expenses for the year ended December 31, 2024 decreased by $1,429,759 to $1,686,736 as compared to $2,562,977 reported for the year ended December 31, 2023. Interest expense for the year ended December 31, 2024 decreased by $29,623 to $19,357, as compared to $48,980 reported for the year ended December 31, 2023. Liquidity & Capital Resources: On December 31, 2024, the Company had cash and cash equivalents of $128,868 and negative working capital position of $1,234,486 as compared to cash and cash equivalents of $416,892 and working capital of $319,383 on December 31, 2023. During the first three quarters of 2025, Agtools has improved its system and processes to deliver key data on fresh fruits and vegetables to food supply chain businesses. This achievement includes an application for a second patent covering the curation process. We believe Agtools has become a leader in the industry in forecasting the viability of thousands of crops, based on their Phenological stage. Phenological forecasting determines how a crop grows and develops over time, from seed to harvest, as well as how these stages are influenced by location, climate, and seasons, among other variables. Ultimately, this date is a vital resource for empowering corporate food buyers to source their crops more profitably and for assisting growers to sell their crops more profitably, as they can see the timing of harvests, their competitors, and optimize their farming practices. Revenue has increased by over 30% in this same ninth-month period year over year. In the period from January to September 2025, revenue has reached $277,000 and is on track to reach $375,000 by year's end, almost doubling the revenue of 2024. During the first 3 quarters, expenses for Agtools included engineering salaries, marketing, customer and sales support, additional hirings and scaling operations as needed, this resulted in expenses totaling roughly $427,000 for the first 9 months of 2025. The result is a net loss of $150,000 for the current year. The company has reported a decrease in operating expenses as a favorable trend in addition to their clients increased daily usage as well as a 90% retention rate on the Agtools platform. The Company is authorized to issue 18,755,297 shares of common stock with a par value of $0.0001 per share. As of December 31, 2024, and 2023, 9,748,745 shares of common stock were issued and outstanding. After considering outstanding preferred shares, warrants, and shares reserved under the Company's 2020 Equity Incentive Plan, there are a total of 18,255,297 fully diluted shares. The Company is authorized to issue 6,044,650 shares of preferred stock with a par value of $0.0001 per share. Preferred stockholders rank senior to common stockholders in the event of liquidation. Each series of preferred stock has distinct rights and preferences, as described below: The Company is authorized to issue 2,317,034 shares of Series Seed Preferred Stock. As of December 31, 2024, and 2023, 2,317,034 shares were issued and outstanding. The Company is authorized to issue 1,882,775 shares of Series Seed-2 Preferred Stock. As of December 31, 2024 and 2023, 1,882,775 shares were issued and outstanding. The Company is authorized to issue 1,441,818 shares of Series Seed-3 Preferred Stock. As of December 31, 2024, and 2023, 1,441,818 shares were issued and outstanding. The Company is authorized to issue 130,157 shares of Series Seed-4 Preferred Stock. As of December 31, 2024, and 2023, 130,157 shares were issued and outstanding. The Company is authorized to issue 272,866 shares of Series Seed-5 Preferred Stock. As of December 31, 2024, and 2023, 272,866 shares were issued and outstanding. The Company has reserved 2,112,000 shares under its 2020 Equity Incentive Plan, of which none were outstanding as of December 31, 2024. Additionally, a Reventure Warrant is outstanding, representing 324,609 shares on a fully diluted basis, as stated above. On March 13, 2023, the Company issued to Reinventure Capital Fund I, LP, a warrant to purchase up to 324,609 shares of common stock at an exercise price of $1.54 per share. The warrant was issued in connection with the Company's Series Seed-2 Preferred Stock financing and is exercisable immediately. The warrant expires on March 13, 2028. In April 2025, the Company entered into a Simple Agreement for Future Equity ("SAFE") with RevTech Labs Capital Fund 2, LP, as part of its participation in the RevTech financial accelerator program. Under the SAFE, the Company received $20,000 in cash, primarily to cover program-related expenses, and was granted access to the accelerator program and related services, which are valued at $200,000. In exchange, RevTech will be entitled to approximately 1.3% of the Company's equity upon the occurrence of the next equity financing round. In May 2025, the Company entered into a revenue financing agreement with Forward Financing, pursuant to which it received proceeds of $70,000. The repayment terms are based on a percentage of the Company's future revenues until the obligation is satisfied.

Financial Information

29. **Include the financial information specified by regulation, covering the two most recently completed fiscal years or the period(s) since inception if shorter.**

See attachments:

    CPA Review Report: reviewletter.pdf

30. **With respect to the issuer, any predecessor of the issuer, any affiliated issuer, any director, officer, general partner or managing member of the issuer, any beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated in the same form as described in Question 6 of this Question and Answer format, any promoter connected with the issuer in any capacity at the time of such sale, any person that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with such sale of securities, or any general partner, director, officer or managing member of any such solicitor, prior to May 16, 2016:**

1. **Has any such person been convicted, within 10 years (or five years, in the case of issuers, their predecessors and affiliated issuers) before the filing of this offering statement, of any felony or misdemeanor:**
   1. **in connection with the purchase or sale of any security?**
   2. **involving the making of any false filing with the Commission?**
   3. **arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities?**

2. **Is any such person subject to any order, judgment or decree of any court of competent jurisdiction, entered within five years before the filing of the information required by Section 4A(b) of the Securities Act that, at the time of filing of this offering statement, restrains or enjoins such person from engaging or continuing to engage in any conduct or practice:**
   1. **in connection with the purchase or sale of any security?;**
   2. **involving the making of any false filing with the Commission?**
   3. **arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities?**

3. **Is any such person subject to a final order of a state securities commission (or an agency or officer of a state performing like functions); a state authority that supervises or examines banks, savings associations or credit unions; a state insurance commission (or an agency or officer of a state performing like functions); an appropriate federal banking agency; the U.S. Commodity Futures Trading Commission; or the National Credit Union Administration that:**
   1. **at the time of the filing of this offering statement bars the person from:**
      1. **association with an entity regulated by such commission, authority, agency or officer?**
      2. **engaging in the business of securities, insurance or banking?**
      3. **engaging in savings association or credit union activities?**
   2. **constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct and for which the order was entered within the 10-year period ending on the date of the filing of this offering statement?**

4. **Is any such person subject to an order of the Commission entered pursuant to Section 15(b) or 15B(c) of the Exchange Act or Section 203(e) or (f) of the Investment Advisers Act of 1940 that, at the time of the filing of this offering statement:**
   1. **suspends or revokes such person's registration as a broker, dealer, municipal securities dealer, investment adviser or funding portal?**
   2. **places limitations on the activities, functions or operations of such person?**
   3. **bars such person from being associated with any entity or from participating in the offering of any penny stock?**

   If Yes to any of the above, explain:

5. **Is any such person subject to any order of the Commission entered within five years before the filing of this offering statement that, at the time of the filing of this offering statement, orders the person to cease and desist from committing or causing a violation or future violation of:**

1. any scienter-based anti-fraud provision of the federal securities laws, including without limitation Section 17(a)(1) of the Securities Act, Section 10(b) of the Exchange Act, Section 15(c)(1) of the Exchange Act and Section 206(1) of the Investment Advisers Act of 1940 or any other rule or regulation thereunder?
2. Section 5 of the Securities Act?

6. Is any such person suspended or expelled from membership in, or suspended or barred from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principles of trade?
7. Has any such person filed (as a registrant or issuer), or was any such person or was any such person named as an underwriter in, any registration statement or Regulation A offering statement filed with the Commission that, within five years before the filing of this offering statement, was the subject of a refusal order, stop order, or order suspending the Regulation A exemption, or is any such person, at the time of such filing, the subject of an investigation or proceeding to determine whether a stop order or suspension order should be issued?
8. Is any such person subject to a United States Postal Service false representation order entered within five years before the filing of the information required by Section 4A(b) of the Securities Act, or is any such person, at the time of filing of this offering statement, subject to a temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations?

Agtools Inc answers 'NO' to all of the above questions.

Other Material Information

31. **In addition to the information expressly required to be included in this Form, include: any other material information presented to investors; and such further material information, if any, as may be necessary to make the required statements, in the light of the circumstances under which they are made, not misleading.**

The following is the transcript of the video shown on the company's offering page: Hello, my name is Martha Montoya and I'm the co-founder of, with several decades of experience in worldwide supply chains. We're a data science company. We collect, scrape, curate, and monitor every 15 seconds, five 20 commodities of food and ag such as foods, vegetables, nuts, herbs, and plants from hundred 92 countries that we consume today in United States and the world. This data is converted into reports, uh, dashboards,m onitors for users of 23 industries, starting with the smaller farmer, all the way to the big buyers and the risk managers of corporations trying to mitigate risks. What data from the planting to the exports, to the imports, to the exchange rates, to the the geopolitical news, and much more. 76 variables. The team has deep knowledge of worldwide supply chain and such as mathematicians, sociology, so the compliances, IP, machine, learning and artificial intelligence, worldwide scalable technology and more where many have failed for the last 20, 30 years. And even lately, we're succeeding as we have proved with established customers that we know our data and that they can trust our profit data. And yes, we have now a patent and we have regulatory approval. Thank you very much for consideration.

The following documents are being submitted as part of this offering:

Governance:

Certificate of Incorporation:	certificateofincorporation.pdf
Corporate Bylaws:	corporatebylaws.pdf

Opportunity:

Opportunity:

    Offering Page JPG: offeringpage.jpg

Financials:

    Additional Information: otherfinancial.pdf

Ongoing Reporting

32. **The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its web site, no later than 120 days after the end of each fiscal year covered by the report:**

    Once posted, the annual report may be found on the issuer's web site at: https://www.agtechtools.com/gofundyourself

    The issuer must continue to comply with the ongoing reporting requirements until:

    - the issuer is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
    - the issuer has filed at least one annual report pursuant to Regulation Crowdfunding and has fewer than 300 holders of record and has total assets that do not exceed $10,000,000;
    - the issuer has filed at least three annual reports pursuant to Regulation Crowdfunding;
    - the issuer or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
    - the issuer liquidates or dissolves its business in accordance with state law.